                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                P.O. Box 328, Stanford, KY. 40484 (606 365-3555)


                                December 7, 1999
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209                   13D                   Page 2 of 13  Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC *
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                  822, 679*
SHARES         --------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY                   0*
EACH           --------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                     822,679*
WITH           --------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               822,679*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               25.0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                  13D                     Page 3 of 13 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                  125,825*
SHARES         --------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY                   0*
EACH           --------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                     125,825*
WITH           --------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               125,825*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)
              [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               3.8%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209                 13D                      Page 4 of 13 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Jesse T. Correll
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                  0
SHARES         --------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY                   See response to Item 5
EACH           --------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                     0
WITH           --------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               IN

CUSIP No. 913111209                  13D                     Page 5 of 13 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                  183,033*
SHARES         --------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY                    0*
EACH           --------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                     183,033*
WITH           --------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               183,033*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                 13D                      Page 6 of 13 Pages

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Investments, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                  23,135*
SHARES         --------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY                   0*
EACH           --------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                     23,135*
WITH           --------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                           0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               23,135*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0.7%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

* See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are updating information in Items 3 and 5 to reflect recent transactions in shares of common stock of United Trust Group, Inc. and in Item 4 to reflect a proposed transaction with United Trust Group, Inc.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         Not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.                     $  1,377,922
         First Southern Funding, LLC                      $  9,964,035
         First Southern Capital Corp, LLC                 $  2,339,995
         First Southern Investments, LLC                  $    291,000
                  Total                                   $ 13,724,080

         Funds used by First Southern Bancorp, Inc.
           to purchase Convertible Notes (including
           accrued interest)                              $  3,108,050

         Funds used by First Southern Bancorp, Inc.
           to purchase shares of United Income, Inc.,
           ("UII") which were converted into shares of
           Common Stock in the merger of UII into UTI     $     38,760

                  Aggregate amount*                       $ 17,119,762

         *Excludes acquisition related expenses.

The total amount used by First Southern Bancorp, Inc. to purchase shares of Common Stock, Convertible Notes and shares of common stock of UII which were converted into Common Stock was $4,524,732.70.

         The Reporting Persons employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit. The lines of credit initially extended by Star Bank, NA, have been refinanced and are currently with National City Bank of Evansville. FSF borrowed $7,783,780 and FSBI borrowed $1,820,775 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by FSF and, indirectly, Mr. Correll.

         The Reporting Persons have acquired securities of UTI and intend to acquire additional shares of Common Stock in accordance with and subject to the terms and conditions of (a) the Acquisition Agreement, dated April 30, 1998, between FSF and UTI, as amended May 29, 1998, (b) the Stock Purchase Agreement, dated April 30, 1998, between FSF and Larry E. Ryherd, (c) the Convertible Note Purchase Agreement, dated April 30, 1998, between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler, and (d) the Option Agreement between FSF and UTI, dated April 30, 1998 (collectively, these agreements are referred to as the "Agreements"). These agreements are attached as Exhibit A and are incorporated herein by reference. Additional shares of Common Stock that will or may be acquired under these agreements, are as follows:

         1. The $2,560,000 of initial face amount of UTI Convertible Notes purchased pursuant to the Convertible Note Purchase Agreement (included in Exhibit A hereto as Exhibit 1(d) to the Acquisition Agreement), are convertible into 204,800 shares of Common Stock, and, under the Acquisition Agreement, they are required to be converted into shares of the Common Stock on or before July 31, 2000.

         2. Pursuant to the Option Agreement (included in Exhibit A hereto as Exhibit 1(e) to the Acquisition Agreement), FSF has the option to purchase from UTI shares of common stock of UTI for a purchase price in cash equal to $15 per share, such option to expire on July 1, 2001. The number of shares of Common Stock subject to the Option Agreement shall be that number of shares which, following exercise, and when combined with all of the other shares then owned by FSF and its affiliates, will represent a majority of the then outstanding shares of Common Stock, not to exceed 1,450,000 shares. The maximum number of shares subject to such option shall be reduced by two shares for each share that FSF or its affiliates purchase in private or public transactions subsequent to the closing of the Acquisition Agreement. FSF may assign its right to purchase some or all of the shares subject to the Option Agreement to one or more of its affiliates.

         Mr. Correll and FSF also intend to acquire additional shares of Common Stock, in connection with a proposed transaction with UTI. In the proposed transaction, UTI would acquire all of the outstanding shares of North Plaza of Somerset, Inc., by issuing, in exchange for such shares, an aggregate of 681,818 shares of Common Stock. North Plaza of Somerset, Inc. is a closely held company, substantially all of the shares of which are currently owned by Mr. Correll, members of his family and companies they control. Mr. Correll,directly and through a company he controls, and

FSF are shareholders of North Plaza of Somerset, Inc. and, based on their current stock ownership in that company, would receive in the proposed transactions a total of approximately 505,102 shares of Common Stock. A copy of the non-binding letter of intent executed by UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc. is attached as Exhibit G to this Report.

         In addition, one or more of the Reporting Persons have purchased and may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI and the merits of additional investments in UTI which could include acquisitions of additional securities of UTI or a business combination involving UTI and one of more of the Reporting Persons. In any event, FSBI does not presently intend to acquire directly more than 4.9% of the outstanding Common Stock prior to the time that such an acquisition is permissible under the Bank Holding Company Act of 1956, as amended from time to time.

         The Acquisition Agreement between UTI and FSF contained covenants concerning the operation of UTI pending the closing of the transactions contemplated by that agreement, as well as covenants by UTI and FSF following the closing, including the following:

         1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition Agreement (November 20, 1998). For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period. In addition to the three persons designated, Ward Correll, Jesse Correll's father, is a Director of UTI.

         2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement (November 20, 1998), UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

         3. UII NOTE AGREEMENT. UTI agreed to cause United Income, Inc. to call, as soon as practicable, all of the United Income, Inc. outstanding convertible debt according to its terms.

         4. REPURCHASE OF SHARES. UTI agreed to purchase for a cash price of $15 per share, the 28,000 shares of Common Stock owned by Universal Guaranty on or before December 31, 1998.

         5. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and United Income, Inc., which became effective July 26, 1999.

         One  or  more  of  the   Reporting   Persons,   directly   or   through
representatives, have a role in the management of UTI through board representation and Mr. Correll serves as chief investment officer for the life insurance subsidiaries of UTI; as a result, they have the ability to influence UTI and its strategic plans.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5.  I NTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

         REPORTING PERSON                     NUMBER OF SHARES       PERCENT<F1>
         First Southern Bancorp, Inc           125,825  shares          3.83 %
         First Southern Funding, LLC           822,679  shares         25.02 %
         First Southern Capital Corp., LLC     183,033  shares          5.57 %
         First  Southern Investments, LLC       23,135  shares          0.70 %
         Total<F2>                           1,154,672  shares         35.11 %

         <F1> The percentage of outstanding  shares is based on 3,288,448 shares of Common Stock outstanding.
         <F2> The Reporting Persons have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 23% and companies he controls own approximately 36% of the outstanding voting stock of FSBI. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

                  The above amounts do not include additional shares of Common Stock that may be acquired upon exercise of Convertible Notes of UTI currently held by FSBI, under the Option Agreement or in connection with the proposed transaction involving the acquisition of North Plaza of Somerset, Inc. by UTI as described in Item 4 and incorporated herein by reference:

         Convertible Notes*               204,800 shares
         Option Agreement               1,450,000 shares (subject to adjustment)
         In exchange for shares of
          North Plaza of Somerset, Inc.*  505,102 shares Inc.

         Beneficial ownership of up to 51% of the outstanding Common Stock by FSF and its affiliates can be acquired under the Option Agreement.

         *Beneficial ownership of these shares is disclaimed at this time.

(c) The following transactions in the Common Stock of the Issuer were effected since the most recent filing of an amendment to this Schedule 13D by the Reporting Persons:

         First Southern Funding, LLC purchased

                  4,000 shares, at a price of $8.25 per share, through a broker on October 27, 1999;

                  2,065 shares, at a price of $8.25 per share, in private transactions with 12 UTI shareholders on October 28, 1999;

                  7,000 shares, at a price of $11.00 per share, in a private transaction with one UTI shareholder on November 1, 1999;

                  1,613 shares, at a price of $8.25 per share, in private transactions with 10 UTI shareholders on November 8, 1999;

                  1,058 shares, at a price of $8.25 per share, in private transactions with 10 UTI shareholders on November 16, 1999;

                  930 shares, at a price of $8.25 per share, in private transactions with 5 UTI shareholders on November 18, 1999;

                  5,000 shares, at a price of $8.31 per share, through a broker on November 18, 1999;

                  5,000 shares, at a price of $8.31 per share, through a broker on December 8, 1999; and

                  1,090 shares, at a price of $8.25 per share, in private transactions with 7 UTI shareholders on December 9, 1999.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See responses to Items 4 and 5 above. Other than (i) the Acquisition Agreement, the Stock Purchase Agreement, the Convertible Note Purchase Agreement, and the Option Agreement, all four of which are filed as Exhibit A,
(ii) as described in the responses to Items 4 and 5 above, (iii) the Agreement of Assignment among the Reporting Persons, dated November 20, 1998, which is filed as Exhibit E, and incorporated herein by reference, (iv) the Agreement Among Reporting Persons attached hereto as Exhibit B, and (v) letter of intent with respect to the proposed acquisition of shares of Common Stock in exchange for shares of North Plaza of Somerset, Inc., which is attached hereto as Exhibit G, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Schedule 13D:

Exhibit A Acquisition Agreement between  FSF   and UTI dated April 30, 1998,  as
          amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

Exhibit B Agreement among Reporting Persons dated January 5, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C Business Loan Agreement relating to the borrowing of funds by FSF.

Exhibit D Business Loan Agreement relating to the borrowing of funds by FSBI.

Exhibit E Agreement of Assignment among the Reporting Persons dated November 20,
          1998

Exhibit F Members of First Southern Investments, LLC

Exhibit G Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

Exhibit H Promissory note relating to the borrowing of funds by FSF and FSBI.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 1999            By:   /S/ JESSE T. CORRELL
                             Jesse T. Correll
                             Attorney-in-Fact on behalf of each of the Reporting
                                  Persons*



 * Pursuant to the Agreement among Reporting Persons dated January 5, 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael
                 K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B*      Agreement  among  Reporting  Persons  dated January 5, 1999 for
                 the    filing   of  a   single  Schedule  13D pursuant to  Rule
                 13d-l(f)(l).

         C Business Loan Agreement relating to the borrowing of funds by FSF.

         D Business Loan Agreement relating to the borrowing of funds by FSBI.

         E*      Agreement  of   Assignment  among  the  Reporting Persons dated
                 November 20, 1998

         F*      Members of First Southern Investments, LLC

         G Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

         H Promissory note relating to the borrowing of funds by FSF and FSBI.

* Previously filed